PrimeWest Energy Trust

Management's Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING IS MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A) AS AT MARCH 9, 2007, OF PRIMEWEST ENERGY TRUST’S (REFERRED TO HEREINAFTER AS PRIMEWEST OR THE TRUST) OPERATING AND FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006, THE CORRESPONDING PERIOD IN THE PRIOR YEAR AS WELL AS INFORMATION AND OPINIONS CONCERNING THE TRUST’S OUTLOOK BASED ON CURRENTLY AVAILABLE INFORMATION. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE TRUST’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, AND 2005, TOGETHER WITH ACCOMPANYING NOTES.

Financial ($ millions, except per BOE (1) and Per Trust Unit amounts)	2006	2005	Change (%)
Gross revenue	698.5	801.2	(13)
Per BOE	48.67	54.40	(11)
Funds flow from operations (2)	364.1	405.4	(10)
Per BOE	25.37	27.52	(8)
Per Trust Unit – Basic (3)	4.43	5.35	(17)
Per Trust Unit – Diluted (4)	4.37	4.91	(11)
Royalty expense	144.8	172.8	(16)
Per BOE	10.09	11.73	(14)
Operating expense	138.9	117.8	18
Per BOE	9.68	8.00	21
General and administrative expense (G&A) (5)	30.4	28.3	7
Per BOE	2.12	1.93	10
Interest expense (6)	34.7	28.3	23
Per BOE	2.41	1.92	26
Net income	208.3	207.5	-
Per Trust Unit – Basic (3)	2.53	2.73	(7)
Per Trust Unit – Diluted (4)	2.52	2.66	(5)
Distributions to Unitholders	305.8	276.6	11
Per Trust Unit (7)	3.75	3.66	2
Net debt (8)	820.8	323.7	154
Per Trust Unit (9)	9.74	3.97	145

(1)    All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to one barrel of crude oil. BOE’s may be misleading, particularly if used in isolation. The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

(2)

See Non-GAAP Measures for definition of funds flow from operations.

(3)

The basic per Trust Unit calculation includes the weighted average Trust Units outstanding and Trust Units issueable upon exchange of the outstanding Exchangeable Shares of PrimeWest Energy Inc. (Exchangeable Shares).

(4)

The diluted per Trust Unit calculation includes the weighted average Trust Units outstanding, Trust Units issueable upon exchange of the outstanding Exchangeable Shares, the deemed conversion of the Series I and Series II Convertible Unsecured Subordinated Debentures (Debentures) and Trust Units issueable pursuant to the Long-Term Incentive Plan (LTIP). Interest expense incurred on the Debentures is added back to net income and to funds flow from operations for the diluted per Trust Unit calculation.

(5)

Includes cash and non-cash expenses.

(6)

Interest expense includes the interest on the Debentures.

(7)

Based on Trust Units outstanding at the applicable Record Dates.

(8)

Net debt is long-term debt including Debentures less working capital, excluding financial derivative assets and liabilities and current future income tax assets and liabilities.  (See Non-GAAP Financial Measures.)

(9)

The net debt per Trust Unit calculation includes outstanding Trust Units, Trust Units issueable upon exchange of the outstanding Exchangeable Shares and Trust Units issueable pursuant to the LTIP at the end of the period.

Operating Highlights

Daily Production Volumes	2006	2005	Change (%)
Natural gas (mmcf/day)	166.0	178.2	(7)
Crude oil (bbls/day)	7,816	6,861	14
Natural gas liquids (bbls/day)	3,835	3,797	1
Total BOE/day	39,321	40,351	(3)

Realized Commodity Prices

	2006	2005	Change (%)
Natural gas ($/mcf) (1)	7.09	8.75	(19)
Crude oil ($/bbl)	62.42	58.48	7
Natural gas liquids ($/bbl)	59.09	55.92	6
Total ($/BOE) (1)	48.09	53.82	(11)
Realized derivative gains/(losses) ($/BOE)	1.64	(3.01)
Net realized price ($/BOE)	49.73	50.81	(2)

 (1)

Excludes sulphur.

Forward-Looking Information

This annual report contains forward-looking or outlook information with respect to PrimeWest.

Certain statements contained in this annual report constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe", "outlook" and similar expressions are intended to identify forward-looking statements. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this annual report. These statements speak only as of the date of this annual report.

In particular, this annual report contains forward-looking statements pertaining to the following:

·

The quantity and recoverability of our reserves;

·

The timing and amount of future production;

·

Prices for oil, natural gas and natural gas liquids produced;

·

Operating and other costs;

·

Business strategies and plans of management;

·

Supply and demand for oil and natural gas;

·

Expectations regarding our ability to raise capital and to add to our reserves through acquisitions and exploration and development;

·

Our treatment under governmental regulatory regimes;

·

The focus of capital expenditures on development activity rather than exploration;

·

The sale, farming in, farming out or development of certain exploration properties using third-party resources;

·

The objective to achieve a predictable level of monthly cash distributions;

·

The use of development activity and acquisitions to replace and add to reserves;

·

The impact of changes in oil and natural gas prices on cash flow after hedging;

·

Drilling plans;

·

The existence, operations and strategy of the commodity price risk management program;

·

The approximate and maximum amount of forward sales and hedging to be employed;

·

Our acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

·

The impact of the Canadian federal and provincial governmental regulations on us relative to other oil and natural gas issuers of similar size;

·

The goal to sustain or grow production and reserves through prudent management and acquisitions;

·

The emergence of accretive growth opportunities; and

·

Our ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

With respect to forward-looking statements contained in this annual report we have made assumptions regarding, among other things:

·

Future oil and natural gas prices and differentials between light, medium and heavy oil prices;

·

The cost of expanding our property holdings;

·

Our ability to obtain equipment in a timely manner to carry out development activities;

·

Our ability to market our oil and natural gas successfully to current and new customers;

·

The impact of increasing competition;

·

Our ability to obtain financing on acceptable terms; and

·

Our ability to add production and reserves through our development and exploitation activities.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below in this annual report:

·

Volatility in market prices for oil and natural gas;

·

The impact of weather conditions on seasonal demand;

·

Risks inherent in our oil and natural gas operations;

·

Uncertainties associated with estimating reserves;

·

Competition for, among other things: capital, acquisitions of reserves, undeveloped lands and skilled personnel;

·

Incorrect assessments of the value of acquisitions;

·

Geological, technical, drilling and processing problems;

·

General economic conditions in Canada, the United States and globally;

·

Tax treatment of the trust and its subsidiaries;

·

Industry conditions, including fluctuations in the price of oil and natural gas;

·

Royalties payable in respect of our oil and natural gas production;

·

Government regulation of the oil and natural gas industry, including environmental regulation;

·

Fluctuation in foreign exchange or interest rates;

·

Unanticipated operating events that could reduce production or cause production to be shut-in or delayed;

·

Failure to obtain industry partner and other third-party consents and approvals, when required;

·

Stock market volatility and market valuations;

·

OPEC's ability to control production, and balance global supply and demand of crude oil at desired price levels;

·

Political uncertainty, including the risks of hostilities, in the petroleum-producing regions of the world;

·

The need to obtain required approvals from regulatory authorities; and

·

The other factors discussed under Risk Factors contained in this annual report.

These factors should not be construed as exhaustive. The forward-looking statements contained in this annual report are expressly qualified by this cautionary statement. Except as may be required by applicable securities laws we undertake no obligation to publicly update or revise any forward-looking statements.

All figures reported in Canadian dollars unless otherwise stated.

Production figures stated are Company Interest before the deduction of royalties.

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer, Don Garner, and the Chief Financial Officer, Dennis Feuchuk, evaluated the effectiveness of PrimeWest’s disclosure controls and procedures as of December 31, 2006, and concluded that PrimeWest's disclosure controls and procedures were effective to ensure that information PrimeWest is required to disclose:

·

In its annual filings and interim filings (each as defined in National Instrument 52-109 of the Canadian Securities Administrators) filed or submitted by it under provincial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial securities legislation and to ensure that information required to be disclosed by PrimeWest in its annual filings and interim filings filed or submitted under provincial securities legislation is accumulated and communicated to PrimeWest’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure; and

·

In its annual filings, interim filings or other reports with the United States Securities and Exchange Commission (SEC) in the United States under the Securities Exchange Act of 1934 (Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by PrimeWest in the reports that it files under the Exchange Act is accumulated and communicated to PrimeWest’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The evaluation took into consideration PrimeWest’s Communications and Disclosure Policy and the functioning of its executive officers, board of directors and board committees. In addition, the evaluation covered PrimeWest’s processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Changes to Internal Controls Over Financial Reporting

There were no changes to PrimeWest’s internal control over financial reporting since September 30, 2006, that have materially affected, or are reasonably likely to materially affect PrimeWest’s internal control over financial reporting.

Non-GAAP Measures

This annual report contains the following measurements that are not defined by Canadian Generally Accepted Accounting Principles (GAAP):

·

Funds flow from operations on a total and per Trust Unit basis;

·

Distributions per Trust Unit; and

·

Net debt per Trust Unit.

These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Funds flow from operations is measured as cash flow from operating activities before changes in non-cash working capital. Funds flow from operations (“funds flow”) does not represent operating cash flows or operating profits for the period and should not be viewed as an alternative to cash flow from operating activities calculated in accordance with GAAP.  Funds flow from operations is a key performance indicator of PrimeWest’s ability to generate cash and finance operations and pay monthly distributions.

Funds flow from operations per Trust Unit on a basic basis is calculated by dividing funds flow from operations by the weighted average number of Trust Units outstanding plus Trust Units issueable upon the exchange of the outstanding Exchangeable Shares of PrimeWest Energy Inc. Funds flow from operations per Trust Unit on a diluted basis is calculated using funds flow from operations and adding back the interest expense on the Debentures, divided by the diluted weighted average number of Trust Units outstanding in the period. The diluted weighted average number of Trust Units outstanding consists of the weighted average Trust Units plus Trust Units issueable upon the exchange of outstanding Exchangeable Shares and includes the Trust Units issueable pursuant to the conversion of the Debentures, and Trust Units issueable pursuant to the LTIP.

Distributions per Trust Unit disclose the cash distributions accrued in 2006 based on the number of Trust Units outstanding on the applicable Record Dates.

Net debt per Trust Unit is calculated as long-term debt, including Debentures, less working capital, excluding financial derivative assets and liabilities and current future income tax assets and liabilities divided by the number of Trust Units outstanding and Trust Units issueable upon the exchange of outstanding Exchangeable Shares and Trust Units issueable pursuant to the LTIP at December 31, 2006.

Business Strategy

PrimeWest Energy Trust is an Alberta based conventional oil and natural gas royalty trust actively managed to generate monthly cash distributions for the holders of Trust Units (Unitholders). The Trust’s operations are focused in the Western Canada Sedimentary Basin and Montana, North Dakota and Wyoming in the United States. PrimeWest is one of North America’s largest natural gas-weighted energy trusts.

Maximizing total return to Unitholders, in the form of cash distributions and appreciation in unit price, is PrimeWest’s overriding objective. Our strategies for asset management and growth, financial management and corporate governance are outlined in this annual report, along with a discussion of our performance in 2006 and our goals for 2007 and beyond.

We believe that PrimeWest can maximize total return to Unitholders by continuing to develop our core properties, making opportunistic acquisitions that emphasize value creation, exercising disciplined financial management which broadens access to capital while minimizing risk to Unitholders, and complying with strong corporate governance principles to protect the interests of all stakeholders.

Asset Management and Growth

PrimeWest has a strategy to focus expansion efforts on existing core areas and pursue depletion optimization strategies within those core areas to maximize asset value. We make every effort to obtain operatorship of our asset base and maintain high working interests in core areas. We currently maintain operatorship of approximately 80% of our assets, which allows us to use existing infrastructure and synergies within our core areas. We believe this high level of control can translate into cost efficiencies and timing of capital outlays and projects. The current size of the Trust gives us the ability and critical mass to make acquisitions of significant size, while being able to add value by transacting smaller acquisitions.

Financial Management

PrimeWest strives to maintain a prudent debt position, to allow us to fund smaller acquisitions and to fund ongoing development activities without tapping the capital markets. Our long-term debt is comprised of bank credit facilities through a bank syndicate, U.S.-dollar-denominated Senior Secured Notes (U.S. Secured Notes), Pounds Sterling denominated Senior Secured Notes (U.K. Secured Notes) and Debentures. Our diversified debt instruments help to reduce our reliance on the bank syndicate.  PrimeWest’s commodity hedging strategy is designed to reduce the volatility of cash flow by providing some near term downside price protection.  Hedging a portion of our production protects acquisition economics and our capital structure and provides partial protection against short-term declines in commodity prices.  Since 2003, PrimeWest has followed a strategy of maintaining a distribution payout ratio within 70-90% of funds flow from operations, calculated on an annual basis, recognizing that during periods of volatile commodity prices the payout ratio may move out of this range. The Board of Directors of PrimeWest considers a variety of factors in establishing the monthly distribution level including, but not limited to:  commodity price outlook, cash flow forecast, capital development plans, debt levels, tax considerations and competitive industry distribution practices.  Further, the October 31 Proposals discussed below under Taxation of the Trust, have created additional uncertainty with respect to the payout ratio.  At this time, PrimeWest is unable to predict what payout ratio it will be able to maintain in the future.

The 2006 payout ratio (being the ratio of distributions paid or declared to funds flow from operations) was approximately 84% of funds flow from operations. Retained cash flow was utilized to fund a part of the Trust’s capital spending program.  PrimeWest’s ratio of net debt to annual funds flow from operations was approximately 2.3 times at December 31, 2006.

PrimeWest’s dual listing on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) provides increased liquidity and a broadened investor base.  The NYSE listing enables U.S. Unitholders to conveniently trade in our Trust Units, and allows us to access the U.S. capital markets.   Our status as a corporation for U.S. tax purposes simplifies tax reporting for our U.S. Unitholders.

For eligible Canadian and U.S. Unitholders, PrimeWest offers participation in the conventional Distribution Reinvestment Plan (DRIP), which represents a convenient way to maximize an investment in PrimeWest. Canadian residents may also participate in the Optional Trust Unit Purchase Plan (OTUPP) and the Premium Distribution Plan (PREP). For alternate investment requirements, PrimeWest also has Exchangeable Shares and Debentures issued and outstanding.

Taxation of the Trust

On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes to the taxation of certain publicly -traded trusts and partnerships and their unitholders.  These changes, assuming they are enacted, would apply, in the case of trusts, to a trust that is resident in Canada for purposes of the Tax Act, holds one or more "non-portfolio properties", and the units of which are listed on a stock exchange or other public market (a "specified investment flow-through trust", or "SIFT trust").  In the case of a SIFT trust the units of which were already publicly traded on October 31, 2006, the proposed changes generally would not take effect until January 1, 2011, provided the trust experiences only "normal growth" and no "undue expansion" before then.  On December 15, 2006, Finance issued guidelines with respect to what would be considered "normal growth" for this purpose, and on December 21, 2006, Finance released draft legislative proposals to implement the changes previously announced on October 31, 2006.  On January 30, 2007, Finance confirmed the Government's intention to proceed with these proposals.  The October 31, 2006 proposals, December 15, 2006 guidelines and December 21, 2006 draft legislation, are hereinafter collectively referred to as the "October 31 Proposals".

Until such time as the October 31 Proposals apply to the Trust, which is not expected to be until January 1, 2011, it is expected that:

·

The Trust will continue not to be liable for any material amount of Canadian income tax;

·

Returns on capital will generally be taxed as ordinary income or as dividends in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act, and will be subject to withholding tax at a rate of 25% (subject to a reduction in such rate under the terms of an applicable tax treaty or convention) when paid to a non-resident Unitholder;

·

Returns of capital paid to a Unitholder who is resident in Canada for purposes of the Tax Act generally will not be included in the Unitholder's income but will reduce the adjusted cost base of the Unitholder's Trust Units; and

·

Returns of capital paid to a non-resident Unitholder will be subject to the special 15% Canadian withholding tax under Part XIII.2 of the Tax Act.

Pursuant to the October 31 Proposals, commencing January 1, 2011, the Trust will be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties, that is paid or payable to Unitholders, at a rate of 30.5% (comparable to the projected combined federal and provincial corporate income tax rate in 2011), and distributions of such income to Unitholders will be treated as dividends paid by a taxable Canadian corporation.  The Royalty and the shares and notes of PrimeWest will constitute "non-portfolio properties" of the Trust under the October 31 Proposals, with the result that virtually all of the Trust's income, including any taxable capital gains, would be subject to the 30.5% tax, and distributions of such income by the Trust to its Unitholders would be treated as dividends paid by a taxable Canadian corporation.  Returns of capital by the Trust to its Unitholders would not be affected by the October 31 Proposals and would continue to be taxed in the same manner as under the current rules.

As noted above, the Trust could become subject to these changes before 2011 if it experiences growth, other than "normal growth", before that time.  Under the December 15, 2006 guidelines, the Trust will be considered to have experienced only "normal growth" if its issuances of new equity (which for this purpose includes Trust Units and debt that is convertible into Trust Units, but does not include non-convertible debt) do not exceed, for each of the intervening periods set forth below, a safe harbour measured by reference to the Trust's market capitalization as of the end of trading on October 31, 2006 (measured solely by the value of the Trust's issued and outstanding publicly-traded Trust Units as of that date).  The Trust's market capitalization as of October 31, 2006, was approximately $2.379 billion.  The intervening periods and their respective safe harbour amounts are as follows:

·

November 1, 2006 to December 31, 2007 – 40% of the Trust's market capitalization as of October 31, 2006;

·

January 1, 2008 to December 31, 2008 – 20% of the Trust's market capitalization as of October 31, 2006;

·

January 1, 2009 to December 31, 2009 – 20% of the Trust's market capitalization as of October 31, 2006;

·

January 1, 2010 to December 31, 2010 – 20% of the Trust's market capitalization as of October 31, 2006.

The December 15, 2006 guidelines provide that these annual safe harbour amounts are cumulative, and that replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered growth for these purposes.  In addition, an issuance of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, for Trust Units.

Corporate Governance

PrimeWest is committed to high standards of corporate governance and upholds the rules of the governing regulatory bodies under which it operates. Full disclosure of our compliance with existing corporate governance rules and regulations is contained in the Trust’s Management Proxy Circular for its upcoming annual general meeting and is available on our website at www.primewestenergy.com. PrimeWest actively monitors the corporate governance and disclosure environment to ensure compliance with current and future requirements.

Our high standards of corporate governance are not limited to the boardroom. At the field level, PrimeWest proactively manages environmental, health and safety issues. We place a great deal of importance on community involvement and maintaining good relationships with landowners.

Financial and Operating Highlights

·

Production in 2006 averaged 39,321 BOE/day, down 3% from the 2005 level of 40,351 BOE/day, as a result of natural production decline exceeding volumes added from development capital expenditures and acquisitions.

·

Operating margin decreased 3% from 2005 to $30.48/BOE for 2006, primarily due to lower natural gas prices and natural gas volumes, as well as higher operating costs.  Derivative gains and increases to crude oil prices and oil volumes had a positive impact on the operating margin.

·

Distributions were $3.75 per Trust Unit in 2006 compared to $3.66 per Trust Unit in 2005. The distribution level was reduced in June 2006 from $0.36 per Trust Unit monthly to $0.30 per Trust Unit monthly and in October 2006 to $0.25 per Trust Unit monthly. PrimeWest’s payout ratio for 2006 was approximately 84% compared to the 2005 payout ratio of 68%.

·

On July 6, 2006, PrimeWest acquired producing oil and gas assets located in Montana, North Dakota, Wyoming and Saskatchewan for consideration of $336.7 million.  The acquisition establishes a new operating area for PrimeWest within the Williston Basin with considerable waterflood and development drilling potential.

·

On August 25, 2006, PrimeWest acquired natural gas assets in the Caroline area for a net adjusted purchase price of $31.9 million.  The acquisition of these assets, already operated by PrimeWest, represents the conclusion of a farm in arrangement between PrimeWest and the vendor.

·

Capital development program of $261.0 million added 23.2 mmBOE of Proved plus Probable reserves (including technical revisions) on a Company Interest basis at an average of $11.22/BOE of reserves added, which excludes $5.24/BOE for the change in future development capital. The capital development program replaced 162% of the 2006 production on a Proved plus Probable basis.

·

PrimeWest’s Reserve Life Index at year-end 2006 is 13.4 years on a Company Interest Proved plus Probable basis. (Refer to the Disclosure of Oil and Natural Gas Reserves section later in this annual report for reserve definitions).

·

Operating expenses were 18% higher in 2006 than in 2005, reflecting the acquisition of the U.S. assets in July 2006 and higher industry-wide cost pressures. On a unit of production basis, operating expenses were 21% higher than in 2005 at $9.68/BOE versus $8.00/BOE.

·

Cash G&A increased $1.7 million over 2005 reflecting increases in employee costs and the impact of acquiring the U.S. assets offset by increases in overhead recoveries.

·

Interest expense during 2006 was 23% higher than in 2005 due to a higher average net debt balance and higher interest rates during the year resulting mainly from the issuance of additional debt in the third quarter of 2006 to acquire the U.S. assets.

·

The DRIP, PREP and OTUPP collectively contributed $56.1 million of equity capital to be reinvested in the capital development program.

Outlook 2007

PrimeWest expects 2007 production volumes to average approximately 39,000 – 40,000 BOE/day. Full-year operating costs are expected to be approximately $10.00/BOE. PrimeWest expects to invest approximately $230 - $255 million in its 2007 capital development program, with the focus primarily in the core areas of Caroline, Columbia, Wilson Creek, Crossfield, Valhalla, Laprise and the U.S. assets.

PrimeWest Energy Trust

Management's Discussion and Analysis

Funds Flow From Operations Reconciliation

($ millions)
2005 funds flow from operations	$405.4
Production volumes	(17.6)
Commodity prices	(84.8)
Net change in realized derivative gain	69.0
Operating expense	(21.2)
Royalties	28.0
Site restoration and reclamation	(5.6)
Interest expense	(7.1)
Other	(2.0)
2006 funds flow from operations	$364.1

The funds flow from operations reconciliation includes non-GAAP measurements (refer to discussion on non-GAAP measures).

The key performance driver for the Trust is funds flow from operations, which directly affects PrimeWest’s ability to pay monthly distributions. Funds flow is generated through the production and sale of crude oil, natural gas and natural gas liquids, and is dependent on production levels, commodity prices, operating expense, site restoration and reclamation expenditures, interest expenses, G&A expense, hedging gains or losses, royalties and currency exchange rates. Some of these factors, such as commodity prices, the currency exchange rate and royalties, are uncontrollable by PrimeWest. Factors that are, to a certain extent, controllable by PrimeWest are production levels and operating expense, as well as interest and G&A expense.

Selected Canadian and U.S. Financial Results

Prior to 2006, PrimeWest had focused on oil and natural gas plays in Western Canada.  In July 2006, PrimeWest acquired the U.S. assets.  The following table provides selected financial results from PrimeWest’s Canadian and U.S. operations for the twelve months ended December 31, 2006.  The financial results for the U.S. operations are for the period July – December 2006.

	Twelve Months ended Dec 31, 2006
($ millions, except production volumes and per unit prices)	Canada	U.S.	Total
Daily Production Volumes
Natural gas (mmcf/day)	165.4	0.6	166.0
Crude oil (bbls/day)	6,587	1,229	7,816
Natural gas liquids (bbls/day)	3,810	25	3,835
Total daily sales (BOE/day)	37,972	1,349	39,321
Pricing (1)
Natural gas ($/mcf)	7.09	7.00	7.09
Crude oil ($/bbl)	62.54	61.78	62.42
Natural gas liquids ($/bbl)	59.32	25.11	59.09
Revenues ($ millions)
Natural gas (1) (2)	427.9	1.5	429.4
Crude oil (1)	150.4	27.7	178.1
Natural gas liquids (1)	82.5	0.2	82.7
Realized derivative gains	23.3	2.2	25.5
Royalties	(138.6)	(6.2)	(144.8)
Expenses ($ millions)
Operating	131.6	7.3	138.9
G&A	28.9	1.5	30.4
Depletion, depreciation and amortization	225.2	9.8	235.0
Income and capital taxes	0.7	0.8	1.5
Capital Expenditures ($ millions)
Development	255.6	5.4	261.0
Acquisition of oil and gas properties	35.5	334.1	369.6
Dispositions	(3.5)	-	(3.5)

(1) Net of transportation expense. Excludes realized and unrealized derivative gains and losses.

(2) Excludes sulphur.

The Trust did not have any U.S. operations prior to July 2006.

Capital Expenditures

($ millions)	2006	2005
Land and lease acquisitions	$10.5	$17.6
Geological and geophysical	3.2	7.6
Drilling and completions	168.4	106.5
Equipping and tie-in	47.9	26.5
Gas gathering and compression	13.1	13.0
Production facilities	12.7	11.5
Capitalized G&A expense	5.2	2.9
Development Capital	$261.0	$185.6
Acquisitions of oil and gas properties	369.6	2.7
Dispositions	(3.5)	(20.6)
Leasehold improvements, furniture & equipment	3.5	4.2
Total	$630.6	$171.9

On July 6, 2006, PrimeWest acquired assets located in Montana, North Dakota, Wyoming and Saskatchewan for $336.7 million. The acquisition established a new operating area within the Williston Basin, providing considerable waterflood and development drilling potential.  The major fields acquired are Flat Lake, Dwyer and Goose Lake in Montana; Rival, Grenora, Alexander, Wiley, Glenburn and Sherwood in North Dakota; and Rocky Point in Wyoming.

On August 25, 2006, PrimeWest acquired natural gas assets in the Caroline area for $31.9 million.  The acquisition of these assets, which were already operated by PrimeWest, represented the conclusion of a farm in arrangement between PrimeWest and the vendor.

The total 2006 acquisition capital of $369.6 million added 20.3 mmBOE of Company Interest Proved reserves and 29.0 mmBOE of Company Interest Proved plus Probable reserves.

PrimeWest’s 2006 capital development program totalled $261.0 million (2005 – $185.6 million). PrimeWest drilled 168 gross (107.2 net) wells with a success rate of 96%. The capital program focused on the core areas of Caroline, Columbia, Wilson Creek, Valhalla, Laprise and Crossfield/Lone Pine Creek.

Investment in drilling, completions and tie-ins in 2006 represented 83% of development capital expenditures, contributing to new reserve additions. The development program added 15.8 mmBOE of Company Interest Proved reserves and 23.2 mmBOE of Company Interest Proved plus Probable reserves, including technical revisions.  Investment in facilities totalled $25.8 million, representing 10% of development capital, on projects related to debottlenecking, increasing capacity and other activities that contribute to future production volumes.

Given that production volumes will decline naturally over time as oil or natural gas reservoirs are depleted, PrimeWest is continually striving to offset this natural decline, and add to reserves in an effort to sustain cash flows. Investment in activities such as development drilling, workovers and recompletions can add incremental production volumes and reserves.

In 2007 PrimeWest plans to invest approximately $230 - $255 million in its capital development programs.

Capital is allocated on the basis of anticipated rate of return on projects undertaken. At PrimeWest, every capital project is measured against economic evaluation criteria prior to approval. These criteria include expected return, risks and further development opportunities.

Finding, Development and Acquisition Costs

Under National Instrument 51-101 (“NI 51-101”) finding, development and acquisition costs incorporate changes in future development capital (FDC) required to bring the Proved undeveloped and Probable reserves to production.  Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities, and capital cost estimates.  The FDC is determined independently by the reserves evaluator GLJ Petroleum Consultants Ltd (GLJ).  The current high level of activity has resulted in increased capital costs throughout the industry, which is reflected in the estimated future development costs related to reserve additions for that year.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

2006			2005
FD&A Costs Excluding Future Development Costs	Proved	Proved plus Probable	Proved	Proved plus Probable
Development capital expenditures ($ millions)	261.0	261.0	185.6	185.6
Development reserve additions including revisions (mmBOE)	15.8	23.2	10.7	14.7
Finding and development costs ($/BOE)	16.56	11.22	17.35	12.63

Net acquisition capital ($ millions)	366.1	366.1	(17.9)	(17.9)
Net acquisition reserve additions (mmBOE)	20.3	29.0	(0.5)	(0.6)
Net acquisition cost ($/BOE)	18.08	12.63	(35.80)	(29.83)

Total capital expenditure including net acquisitions ($ millions)	627.1	627.1	167.7	167.7
Reserve additions including net acquisitions (mmBOE)	36.0	52.2	10.2	14.1
Finding, development and acquisition cost ($/BOE)	17.42	12.00	16.44	11.89

	2006		2005
FD&A Costs Including Future Development Costs	Proved	Proved plus Probable	Proved	Proved plus Probable
Development capital expenditures ($ millions)	261.0	261.0	185.6	185.6
Development change in FDC ($ millions)	72.0	121.7	52.5	62.1
Development capital including change in FDC ($ millions)	333.0	382.7	238.1	247.7
Development reserve additions including revisions (mmBOE)	15.8	23.2	10.7	14.7
Finding and development costs ($/BOE)	21.13	16.46	22.25	16.85

Net acquisition capital ($ millions)	366.1	366.1	(17.9)	(17.9)
Net acquisition FDC ($ millions)	85.0	111.7	-	-
Net acquisition capital including change in FDC ($ millions)	451.1	477.8	(17.9)	(17.9)
Net acquisition reserve additions (mmBOE)	20.3	29.0	(0.5)	(0.6)
Net acquisition costs ($/BOE)	22.28	16.48	(35.8)	(29.83)

Total capital expenditures including net acquisitions ($ millions)	627.1	627.1	167.7	167.7
Development and net acquisition change in FDC ($ millions)	157.0	233.4	52.5	62.1
Development net acquisition capital including change in FDC ($ millions)	784.1	860.5	220.2	229.8
Reserve additions including net acquisitions (mmBOE)	36.0	52.2	10.2	14.1
Finding, development and net acquisition costs ($/BOE)	21.78	16.47	21.59	16.30

Reserves and Production

Company Interest Reserves – Forecast Prices and Costs

The following table sets forth a reconciliation of light, medium and heavy crude oil, natural gas, natural gas liquids and total BOE of the Company Interest reserves of PrimeWest for the year ended December 31, 2006. The table is derived from the January 24, 2007 report (the GLJ Report) of the independent reserve evaluators, GLJ Petroleum Consultants Ltd. (GLJ), using forecast price and cost estimates, reconciled to December 31, 2005. PrimeWest’s Company Interest reserves include working interest and royalty reserves receivable. The reserve information includes the Canadian and U.S. assets. This definition is consistent with the basis on which reserves were reported in prior years. See further discussion of reserves definitions NI 51-101 under Disclosure of Oil and Gas Reserves – Standards of Disclosure for Oil and Gas Activities below.

Forecast prices are based on the consultants’ average price projections from GLJ, Sproule Associates Limited and McDaniel & Associates Consultants Ltd., all of which are effective January 1, 2007.

	Light, Medium and Heavy Crude Oil (mbbls)				Natural Gas (Bcf)
	Proved Producing	Total Proved	Probable	Proved plus Probable	Proved Producing	Total Proved	Probable	Proved plus Probable
Dec. 31, 2005	18,073	18,864	4,783	23,646	421.4	510.7	166.6	677.3
Capital additions (1)	1,041	1,609	581	2,190	27.9	39.8	28.5	68.3
Improved recovery (2)	29	207	106	313	15.9	29.8	13.6	43.4
Technical revisions	311	100	224	324	25.2	8.4	(3.5)	4.9
Acquisitions	9,253	18,140	7,458	25,598	7.9	12.2	7.2	19.4
Dispositions	-	-	-	-	(0.2)	(0.2)	(0.1)	(0.3)
Economic factors	-	-	-	-	-	-	-	-
Production	(2,853)	(2,853)	-	(2,853)	(60.6)	(60.6)	-	(60.6)
Dec. 31, 2006	25,852	36,068	13,150	49,218	437.5	540.1	212.4	752.5

	Natural Gas Liquids (mbbls)				Total (mmBOE)
	Proved Producing	Total Proved	Probable	Proved plus Probable	Proved Producing	Total Proved	Probable	Proved plus Probable
Dec. 31, 2005	10,864	13,434	4,634	18,068	99.2	117.4	37.2	154.6
Capital additions (1)	755	1,039	454	1,493	6.4	9.3	5.8	15.1
Improved recovery (2)	425	812	331	1,143	3.1	6.0	2.7	8.7
Technical revisions	(144)	(1,011)	(643)	(1,654)	4.4	0.5	(1.0)	(0.5)
Acquisitions	91	108	103	211	10.7	20.3	8.7	29.0
Dispositions	(4)	(4)	(1)	(5)	-	-	-	-
Economic factors	-	-	-	-	-	-	-	-
Production	(1,399)	(1,399)	-	(1,399)	(14.4)	(14.4)	-	(14.4)
Dec. 31, 2006	10,589	12,980	4,877	17,857	109.4	139.1	53.4	192.5

Columns may not add due to rounding.

(1)

Capital additions include exploration discoveries and drilling extensions.

(2)

Improved recovery includes infill drilling and improved recovery.

Net Reserves – Forecast Prices and Costs

The following table sets forth a reconciliation of PrimeWest’s Net Reserves for the year ended December 31, 2006, derived from the GLJ Report using forecast price and cost estimates. These year-end reserves are reconciled to December 31, 2005 reserves. PrimeWest’s Net Reserves include working interest reserves plus royalties receivable less royalties payable, as stipulated by NI 51-101. All data in the following tables was provided by GLJ.

	Light and Medium Crude Oil (mbbls)				Heavy Oil (mbbls)
	Proved Producing	Total Proved	Probable	Proved plus Probable	Proved Producing	Total Proved	Probable	Proved plus Probable
Dec. 31, 2005	14,098	14,709	3,544	18,253	2,355	2,436	630	3,066
Capital additions (1)	892	1,450	531	1,980	25	2	-	2
Improved recovery (2)	26	195	99	294	-	-	-	-
Technical revisions	(1,074)	(1,252)	(11)	(1,262)	696	646	163	809
Acquisitions	7,975	15,743	6,439	22,183	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-
Economic factors	-	35	6	40	-	22	1	23
Production	(1,905)	(1,905)	-	(1,905)	(530)	(530)	-	(530)
Dec. 31, 2006	20,011	28,975	10,608	39,583	2,546	2,576	794	3,370

Columns may not add due to rounding.

	Associated and Non-Associated Gas (Bcf)				Natural Gas Liquids (mbbls)
	Proved Producing	Total Proved	Probable	Proved plus Probable	Proved Producing	Total Proved	Probable	Proved plus Probable
Dec. 31, 2005	336.4	407.2	131.7	539.0	7,668	9,495	3,234	12,729
Capital additions (1)	22.1	27.4	15.0	42.3	520	712	320	1,032
Improved recovery (2)	12.2	23.5	10.8	34.3	303	582	226	809
Technical revisions	18.8	5.2	(2.5)	2.7	(6)	(659)	(445)	(1,104)
Acquisitions	6.1	9.8	6.0	15.8	61	72	66	138
Dispositions	(0.1)	(0.1)	(0.1)	(0.2)	(2)	(2)	(1)	(3)
Economic factors	-	0.3	-	0.3	-	2	(2)	-
Production	(46.2)	(46.2)	-	(46.2)	(1,049)	(1,049)	-	(1,049)
Dec. 31, 2006	349.3	427.1	160.9	588.0	7,494	9,152	3,399	12,551

Columns may not add due to rounding.

PrimeWest Energy Trust

Management's Discussion and Analysis

	Natural Gas from Coal (mmcf)				Total (mmBOE)
	Proved Producing	Total Proved	Probable	Proved plus Probable	Proved Producing	Total Proved	Probable	Proved plus Probable
Dec. 31, 2005	171	606	518	1,124	80.2	94.6	29.5	124.1
Capital additions (1)	80	4,262	8,600	12,862	5.1	7.4	4.8	12.2
Improved recovery (2)	132	201	36	237	2.3	4.7	2.1	6.9
Technical revisions	52	(158)	(220)	(378)	2.8	(0.4)	(0.8)	(1.2)
Acquisitions	-	-	-	-	9.1	17.5	7.5	25.0
Dispositions	-	-	-	-	-	-	-	-
Economic factors	-	-	-	-	-	0.1	-	0.1
Production	(21)	(21)	-	(21)	(11.2)	(11.2)	-	(11.2)
Dec. 31, 2006	414	4,890	8,935	13,824	88.3	112.7	43.1	155.8

Columns may not add due to rounding.

(1)

Capital additions include exploration discoveries and drilling extensions.

(2)     Improved recovery includes infill drilling and improved recovery.

Reserves and Future Net Revenues

The following tables provide reserves data and a breakdown of reserves on a Company Interest, Gross and Net basis and the net present value of future net revenues using consultant’s average pricing.

	Reserves
	Light and Medium Crude Oil (mbbls)			Heavy Oil (mbbls)
Reserves Category	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	23,074	21,761	20,011	2,779	2,772	2,546
Developed Non-Producing	2,012	2,008	1,806	33	32	30
Undeveloped	8,170	8,169	7,158	-	-	-
Total Proved	33,256	31,939	28,975	2,811	2,804	2,576
Probable	12,246	11,968	10,608	904	902	793
Total Proved plus Probable	45,502	43,907	39,583	3,715	3,706	3,370

Columns may not add due to rounding.

PrimeWest Energy Trust

Management's Discussion and Analysis

	Reserves
	Natural Gas (Bcf)		Natural Gas Liquids (mbbls)
Reserves Category	Company Interest	Gross	Net	Company Interest	Gross	Net
Proved
Developed Producing	437.5	426.2	349.7	10,589	10,351	7,494
Developed Non-Producing	29.6	29.5	23.6	650	649	443
Undeveloped	73.0	73.0	58.7	1,742	1,742	1,215
Total Proved	540.1	528.7	432.0	12,980	12,742	9,152
Probable	212.4	209.9	169.8	4,877	4,826	3,398
Total Proved plus Probable	752.5	738.6	601.8	17,857	17,568	12,551

Columns may not add due to rounding.

	TOTAL (mmBOE)
Reserves Category	Company Interest	Gross	Net
Proved
Developed Producing	109.4	105.9	88.3
Developed Non-Producing	7.6	7.6	6.2
Undeveloped	22.1	22.1	18.2
Total Proved	139.1	135.6	112.7
Probable	53.4	52.7	43.1
Total Proved plus Probable	192.5	188.3	155.8

Columns may not add due to rounding.

	NET PRESENT VALUES OF FUTURE NET REVENUE ($ MILLIONS)
	Before Future Income Tax Expenses Discounted at (%)					After Future Income Tax Expenses Discounted at (%) (1)
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed Producing	3,112.4	2,280.5	1,824.7	1,538.0	1,340.3	3,112.3	2,280.3	1,824.7	1,537.0	1,340.3
Developed Non-Producing	228.6	160.5	124.0	101.4	86.1	216.9	152.0	117.4	96.0	81.2
Undeveloped	566.1	336.8	218.1	147.8	102.4	509.6	294.1	183.9	120.3	78.3
Total Proved	3,907.2	2,777.7	2,166.8	1,787.2	1,528.8	3,838.8	2,726.5	2,126.0	1,753.3	1,499.8
Total Probable	1,768.3	951.7	612.8	437.6	333.1	1,673.5	892.8	571.8	406.7	308.6
Total Proved plus Probable	5,675.5	3,729.4	2,779.6	2,224.8	1,861.9	5,512.3	3,619.3	2,697.8	2,160.1	1,808.4

Columns may not add due to rounding.

(1)

Taxes have been calculated on cash flows associated with the U.S. operations only.  Future revenues after tax expense do not reflect the October 31 Proposals. (See “Taxation of the Trust”.)

PrimeWest Energy Trust

Management's Discussion and Analysis

Daily Production Volumes

	2006	2005	Change (%)
Natural gas (mmcf/day)	166.0	178.2	(7)
Crude oil (bbls/day)	7,816	6,861	14
Natural gas liquids (bbls/day)	3,835	3,797	1
Total BOE/day	39,321	40,351	(3)
Gross overriding royalty volumes included above (BOE/day)	1,173	1,338	(12)

All production information is reported before the deduction of Crown and freehold royalties.

The 3% decrease in daily average production year-over-year was due to regulatory change impacting the Nisku waterflood project at Crossfield, the major turndown at the Crossfield plant in the third quarter and natural decline.  Volumes from the third quarter U.S. asset acquisition and incremental volumes from capital expenditures partially offset the decrease.

PrimeWest expects production for 2007 to be 39,000 – 40,000 BOE/day.

Commodity Prices

Average Benchmark Prices	2006	2005	Change (%)
Natural Gas
NYMEX (US$/mcf)	$7.26	$8.55	(15)
AECO (Cdn$/mcf)	$6.99	$8.48	(18)
Crude Oil – West Texas Intermediate (US$/bbl)	$66.22	$56.56	17

Average Realized Sales Prices (1) (Cdn$)	2006	2005	Change (%)
Natural gas ($/mcf) (1) (2)	$7.09	$8.75	(19)
Crude oil ($/bbl) (1)	$62.42	$58.48	7
Natural gas liquids ($/bbl)	$59.09	$55.92	6
Total ($/BOE)	$48.09	$53.82	(11)

(1)

Excludes realized derivative gains/(losses)

(2)

Excludes sulphur.

During 2006 PrimeWest realized an average sales price of $48.09 per BOE for its oil and gas production. The average sales price in 2006 was 11% lower than 2005 due to lower natural gas prices that were partially offset by higher crude oil and natural gas liquids prices.

The prices realized by PrimeWest at the wellhead or plant gate are affected by benchmark oil and gas prices traded in the New York Mercantile Exchange (NYMEX) and by the Canadian and U.S. currency exchange rates.  A stronger Canadian dollar negatively impacts the actual price realized by producers in Canada because the benchmark prices are denominated in U.S. dollars.  During 2006, the NYMEX natural gas prices were 15% lower than the 2005 price level, while West Texas Intermediate (WTI) crude oil prices were 17% higher than 2005.  The currency exchange rate had a negative impact on the year-over-year price comparison, as the Canadian dollar averaged U.S. $0.88 for 2006 as compared to U.S. $0.83 in 2005.

Crude Oil Prices

Geopolitical instability was a key factor in moving crude oil prices to record highs in 2006.  With continued strong worldwide demand, the oil market reacted to many of the world events that unfolded by pushing oil prices higher: the continued violence in Iraq; the fighting between Israel and the Hezbolah in Lebanon; the concerns about the development of nuclear weapons capability in Iran; the North Korean nuclear weapon test; the temporary close down of a Prudhoe Bay pipeline for corrosion repair; the record heat in North America that drove natural gas and distillate consumptions, etc.  During the summer, crude oil traded to a record high level of approximately U.S. $77.00/bbl.

In early 2007 prices fell to the U.S. level of $50/bbl as the market became less concerned that the world supply of crude oil would continue to be tight.  During the early part of the year, crude oil inventories in North America were higher than historical levels, and the expectation grew stronger for a warmer than normal winter and thus a weaker energy demand.  Rumours of hedge funds exiting the energy market added volatility to the price movement.  OPEC responded to the price decline by proposing cuts in the production quotas in order to boost prices.  OPEC’s adherence to the proposed cuts will be an important determining factor for crude oil price movement in 2007. Possible environmental regulations to reduce fossil fuel consumption could have a downward impact on prices.

While light sweet crude oil prices in the U.S. saw significant increases in 2006, the benefits did not flow through entirely to Canadian producers as a result of a stronger Canadian dollar relative to the U.S. currency and a widening of the differentials between the price of light sweet crude oil and those of a heavier grade. As the majority of the new production coming into the markets worldwide is of the heavier quality, the realized price for heavy oil producers will continue to be negatively affected by a wide price differential.

Approximately 32% of PrimeWest’s crude oil production is of the medium to slightly heavy grade. These products do not require any diluent blending and attract a better pricing differential than the average heavy crude oil.

Natural Gas Prices

PrimeWest’s average realized natural gas price was 19% lower in 2006 than 2005.  In 2006 natural gas prices were strongly influenced by a storage overhang that resulted from weak consumptions, reflective of the warmest winter in North America on record.   Gas prices started to decline early in 2006 from record high levels at 2005 year end and reached a low of $4.23/GJ in October.  Thereafter, prices recovered some of the early losses due to support from continued high oil prices as well as the arrival of the winter heating season.  However, gas prices could continue to be burdened by the high level of inventory balance until colder weather and the resultant increase in gas consumption restores a tighter balance between supply and demand.

Key factors that will influence prices in 2007 include: the impact that colder temperatures during the early part of 2007 will have on gas storage levels; the degree of slowdown in gas drilling activities that will happen in North America in response to softer gas prices and the impact on gas deliverability; the continued growth of natural gas consumption in the electricity sector; and the impact of government regulations and conservation efforts on the supply and demand of gas.

Sales Revenue

Revenue ($ Millions) (1)	2006	Percent of Total	2005	Percent of Total	Change (%)
Natural gas (2)	$ 429.4	62	$ 568.7	72	(24)
Crude oil	178.1	26	146.4	18	22
Natural gas liquids	82.7	12	77.5	10	7
Total	$ 690.2		$ 792.6

(1)

Net of transportation expense.

(2)   Excludes sulphur.

PrimeWest’s revenues from the sale of commodities for 2006 were $690.2 million compared to $792.6 million in the previous year. Lower realized natural gas prices along with decreases in natural gas sales volumes were the major contributors to the decreased revenue in 2006, partially offset by increases to crude oil prices and production volumes.

If the pricing environment continues to soften in 2007, and the Canadian dollar remains strong, oil and natural gas revenues will be negatively impacted. Since approximately 68% of PrimeWest’s production, on an energy equivalent basis, is natural gas, the Trust has greater sensitivity to changes in natural gas prices than crude oil prices.

Financial Derivatives

As part of our risk management strategy PrimeWest uses financial instruments to manage commodity prices.  These instruments are commonly referred to as “hedges.”  PrimeWest did not elect to adopt hedge treatment for accounting purposes.  The purpose of the hedging program is to reduce volatility in cash flows and to protect acquisition economics against the unpredictable commodity price environment.

Management entered into fixed price electricity purchase contracts during 2006 to assist in maintaining stable power costs during the year.   PrimeWest also entered into a financial swap which converts the interest and principal payments associated with the U.K. Senior Notes into Canadian dollars from pounds sterling.  The pounds sterling debt and interest payable are converted to Canadian dollars at the foreign currency exchange rate in effect at the period end date.

PrimeWest Energy Trust

Management's Discussion and Analysis

The following table provides a breakdown of average commodity prices before and after realized gains or losses on commodity derivatives.

	2006	2005	Change (%)
Natural gas ($/mcf) (1) (2)	7.46	8.43	(12)
Without derivatives	7.09	8.75	(19)
Crude oil ($/bbl) (1)	62.74	49.05	28
Without derivatives	62.42	58.48	7
Natural gas liquids ($bbl)	59.09	55.92	6
Total ($/BOE) (1)	49.73	50.81	(2)
Without derivatives	48.09	53.82	(11)

(1)

Includes realized derivatives gains/losses.

(2)

Excludes sulphur.

The table below shows the production volumes hedged at December 31, 2006.

2007	Q1	Q2	Q3	Q4	Full Year
Crude oil (bbls/day)	5,900	5,300	4,400	4,300	4,975
Natural gas (mmcf/day)	70	56	51	37	54
2008
Crude oil (bbls/day)	1,500	500	-	-	500
Natural gas (mmcf/day)	33	14	-	-	12

A summary of derivative contracts in place as at December 31, 2006, is available under note 16 to the Consolidated Financial Statements.

The table below provides a summary of net gains and losses on financial derivatives during 2006 and 2005.

Year Ended December 31, 2006
($ millions except per BOE)	Oil	Gas	Electricity	Foreign Exchange	Total
Realized gains on derivatives	$ 0.9	$ 22.7	$ 1.7	$ 0.2	$ 25.5
Unrealized gains on derivatives	8.3	27.3	-	4.7	40.3
Total gains on derivatives	$ 9.2	$ 50.0	$ 1.7	$ 4.9	$ 65.8
Realized gain on derivatives per BOE	$ 0.06	$ 1.58	$ 0.12	$ 0.02	$ 1.78
Unrealized gain in derivatives per BOE	$ 0.57	$ 1.90	$ -	$ 0.33	$ 2.80
Year Ended December 31, 2005
($ millions except per BOE)	Oil	Gas	Electricity	Foreign Exchange	Total
Realized gains/(losses) on derivatives	$ (23.6)	$ (20.7)	$ 0.8	$ -	$ (43.5)
Unrealized gains/(losses) on derivatives	6.6	(18.3)	0.1	-	(11.6)
Total gains/(losses) on derivatives	$ (17.0)	$ (39.0)	$ 0.9	$ -	$ (55.1)
Realized gain/(loss) on derivatives per BOE	$ (1.60)	$ (1.41)	$ 0.06	$ -	$ (2.95)
Unrealized gain/(loss) on derivatives per BOE	$ 0.45	$ (1.24)	$ 0.01	$ -	$ (0.78)

Royalties

PrimeWest pays Crown, freehold and overriding royalties to the owners of mineral rights with whom PrimeWest holds leases.  These royalties vary for each property and product.  The Crown royalty system is based on a sliding scale structure that increases the royalty rates as commodity prices rise.  Because of the sliding scale Crown royalty system, future changes to commodity prices will result in changes to royalty rates and expenses.  In certain situations, the Crown grants royalty “holidays” which eliminate royalties on specific wells.

($ millions, except per BOE)	2006	2005	Change (%)
Royalty expense	$144.8	$172.8	(16)
Per BOE	$10.09	$11.73	(14)
Royalties as a percentage of sales revenue	21%	22%

Royalty expenses as a percentage of sales have decreased when compared to the previous year due to the decline in natural gas prices.

Operating Expense

($ millions, except per BOE)	2006	2005	Change (%)
Operating expense	$138.9	$117.8	18
Realized gains on electricity derivative contracts	$(1.7)	$(0.8)	112
	$137.2	$117.0	17
Per BOE without electricity derivative	$9.68	$8.00	21
Per BOE with electricity derivative	$9.56	$7.94	20

2006 operating expense totalled $138.9 million, an increase of 18% from 2005.  On a per BOE basis, 2006 operating expense increased by 21% compared to 2005.  The increase in operating expense and operating expense per BOE is partially due to the acquisition of the U.S. assets in July 2006.  Operating expense for the U.S. assets was $7.3 million for the year.  The effects of inflationary pressure on the price of industry related goods and services also contributed to the increase in operating expense and operating expense per BOE.

Operating Margin

($ per BOE)	2006	2005	Change (%)
Revenues	$48.99	$54.71	(10)
Transportation expense	(0.52)	(0.49)	6
Royalties	(10.09)	(11.73)	(14)
Operating expense	(9.68)	(8.00)	21
Operating margin before realized derivative gains/(losses)	$28.70	$34.49	(17)
Realized derivative gain/(loss)	$1.78	$(2.95)
Operating margin after realized derivative gain/(losses)	$30.48	$31.54	(3)

Operating margin per BOE decreased by 3% from 2005 primarily due to lower realized natural gas prices and higher operating expenses, partially offset by higher realized oil and natural gas liquids prices, increases to realized derivative gains and lower royalties. Operating margin measures the level of cash flow per BOE at the field level and before head office expenses and financing charges.

PrimeWest Energy Trust

Management's Discussion and Analysis

G&A Expense

($ millions, except per BOE amounts)	2006	2005	Change (%)
G&A expense	$30.4	$28.3	7
per BOE	$2.12	$1.93	10

G&A expense increased by 7% in 2006 from 2005 primarily due to increased employee costs and costs related to the U.S. operations. The increases were partially offset by overhead recoveries resulting from increases to capital expenditures and operating expense.

Included in G&A expense is $4.4 million relating to the Unit Appreciation Rights (UARs), granted under the LTIP. UARs in the Trust are similar to stock options in a corporation. The program rewards employees based on total Unitholder return, which is comprised of cumulative distributions on a reinvested basis plus growth in Unit price. No benefit accrues to the UARs until the Unitholders have first achieved a 5% total annual return from the time of grant. PrimeWest continues to pay for the exercise of UARs in Trust Units. Also included in G&A expense is $1.4 million related to the Special Employee Retention Plan (SERP). See note 17 to the Consolidated Financial Statements.

Interest Expense

($ millions, except per BOE amounts)	2006	2005	Change (%)
Interest expense	$34.7	$28.3	23
Period end net debt level	$820.8	$323.7	154
Debt per Trust Unit	$9.74	$3.97	145
Average cost of debt	5.7%	5.2%	10

Interest expense, representing interest on the bank Credit Facility, the U.S. Secured Notes, the U.K. Secured Notes and the Debentures, increased to $34.7 million in 2006 from $28.3 million in 2005 due to a higher average cost of debt and higher average debt balances in 2006 compared to 2005.

The increase in the average debt balance resulted mainly from additional borrowing against the Credit Facility to finance the U.S. asset acquisition which occurred in the third quarter of 2006.

The average cost of debt increased in 2006 compared to 2005 due to an increase in banker’s acceptance rates which are the basis for calculating interest on the Canadian portion of the Credit Facility.  The draw down under the U.S. portion of the Credit Facility that bears interest at the London Inter Bank Offer Rate (LIBOR), which is higher than the Canadian rate, also increased the average cost of debt in 2006.

Foreign Exchange

The foreign exchange loss of $13.5 million resulted mainly from the translation of the U.S. dollar-denominated Secured Notes and U.K. pound-denominated Secured Notes and related interest payable into Canadian dollars.

Depletion, Depreciation and Amortization (DD&A)

($ Millions, except per BOE amounts)	2006	2005	Change (%)
Depletion, depreciation and amortization	$235.0	$230.2	2
Per BOE	$16.37	$15.63	5

The 2006 DD&A rate of $16.37/BOE is 5% higher than the 2005 rate of $15.63/BOE.  The DD&A rate will fluctuate from one year to the next depending on the amount and type of capital spending and the amount of reserves added.  Expenditures on maintenance capital, land and seismic do not contribute to reserve additions and may cause the DD&A rate to increase.

Gain on Sale of Marketable Securities

PrimeWest sold its 8% ownership in the Viking Energy Royalty Trust (formerly Calpine Natural Gas Trust Units) in 2005 for net proceeds of $94.5 million, resulting in a gain of $27.1 million.

Site Reclamation and Restoration Reserve

Commencing in 1998, funding for the reserve was provided for by reducing distributions otherwise payable based on an amount per BOE produced  ($0.50/BOE produced for 2006 and 2005). The cash amount contributed, including interest earned, was $7.3 million in 2006 (2005  – $7.6 million).  Actual costs of site restoration and reclamation totalling $14.3 million were paid out of this cash reserve for the year ended December 31, 2006 (2005  – $8.7 million). As at December 31, 2006, the site reclamation fund had a balance of $2.2 million (2005  – $9.2 million).  Future site restoration and reclamation expenditures will be funded from the cash reserve and if required out of cash flow from operating activities.

Asset Retirement Obligation

PrimeWest recognizes the fair value of asset retirement costs relating to its petroleum and natural gas properties when a reasonable estimate of the fair value can be made (See note 9 to the consolidated financial statements).  These liabilities will be settled based on the expected life of the underlying assets. These liabilities are subsequently adjusted for the passage of time (accretion) and revisions in either timing or changes to the underlying liability. PrimeWest had a significant increase in the asset retirement obligation in 2006 which is mainly the result of a review of actual costs incurred to reclaim wells and to a new directive by the Alberta Energy and Utilities Board relating to the remediation of facilities. An additional liability of approximately $38 million was capitalized to the related asset and will be amortized to earnings over time.

Net Asset Value

Net asset value (NAV) measures the net worth of PrimeWest by subtracting the value of debt from the estimated economic value of its underlying assets – primarily crude oil, natural gas and natural gas liquids reserves. The value placed on these reserves is the present value of future net cash flows, discounted at 10%, as independently assessed by GLJ as at January 1, 2007. The present value of reserves reflects provisions for royalties, operating costs, future capital costs and site reclamation and restoration costs, but is prior to deductions for Canadian income taxes interest expense and G&A expense.

This calculation is a “snapshot” in time and is heavily dependent upon future commodity price expectations when the “snapshot” is taken. Accordingly, the NAV as at January 1, 2007, may not reflect fairly the equity market trading value of PrimeWest. It is also significant to note that NAV declines as reserves are produced and net operating funds flow is distributed to Unitholders. Value is delivered to Unitholders through such monthly distributions.

PrimeWest Energy Trust

Management's Discussion and Analysis

As at December 31 ($ millions, except per Trust Unit amounts)	2006	2005
Assets
Canada
Present value of future net cash flow discounted at 10% (1) (2) (4)	$2,448.0	$2,684.0
U.S.
Present value of future net cash flow discounted at 10% (1)(4)	331.6	-
Present value of future income taxes discounted at 10%	(84.2)	-
Mark-to-market value of hedging contracts	28.8	(11.5)
Fair value of unproved lands	130.3	151.3
Reclamation fund	2.2	9.2
	$2,856.7	$2,833.0
Liabilities
Debt and working capital (3)	$(781.9)	$(267.9)
Net asset value	$2,074.8	$2,565.1
Outstanding Trust Units – millions, diluted	85.8	83.7
Net asset value per Trust Unit	$24.18	$30.64

(1)

Company Interest Proved plus Probable reserves.

(2)

Estimated future cash flow does not include the proposed federal tax on Canadian trust income, which if implemented, becomes effective in 2011 and is estimated to have a negative impact of approximately $1.50 /unit on the present value of PrimeWest’s cash flow discounted at 10% per annum.

(3)

Debt excludes Debentures.

(4)

Refer to Summary of Oil and Natural Gas Reserves and Net Present Values of Future Net Revenues table under the section Disclosure of Oil and Natural Gas Reserves.

Price Assumptions	2006 Consultants’ Average	2005 Consultants’ Average
Edmonton Par Oil – Cdn$/bbl
2006	$-	$67.64
2007	71.72	66.40
2008	71.64	60.89
2009	67.90	56.83
2010	65.39	54.25
2011	63.53	-
Spot Gas at AECO-C – Cdn$/mcf
2006	$-	$10.93
2007	7.38	9.88
2008	7.83	8.48
2009	7.77	7.59
2010	7.75	7.23
2011	7.90	-

The NAV calculation is based on the above reference prices as of December 31, 2006 and 2005 and is highly sensitive to changes in price forecasts over time as well as in the exchange rate. In addition, the year-over-year change is impacted by the cash distributions made throughout the year, which totalled $305.8 million or $3.75 per Trust Unit in 2006.  Also, the NAV calculation assumes a “blow down” scenario whereby existing reserves are produced without being replaced by acquisitions and development. A major cornerstone of PrimeWest’s strategy is to replace reserves through accretive acquisitions and capital development.

Income and Capital Taxes

($ millions)	2006	2005	Change (%)
Income and capital taxes	$1.5	$2.8	(46)
Future income tax recovery	(49.4)	(14.8)	233
Total	$(47.9)	$(12.0)	299

The increase in the future income tax recovery is mainly due to the reduction in federal statutory tax rates that were substantially enacted in the second quarter of 2006.

Net Income

($ millions)	2006	2005	Change (%)
Net income	$208.3	$207.5	-

Net income is a measure impacted by both cash and non-cash items. The largest non-cash items impacting PrimeWest’s net income are the unrealized gains or losses on derivatives, foreign exchange gains or losses, DD&A and future income taxes.

Net income of $208.3 million in 2006 was relatively flat compared to 2005 net income of $207.5 million.  Lower oil and gas revenues, primarily due to lower realized commodity prices, higher operating expenses and foreign exchange losses had a negative impact on net income.  These were offset by lower royalties, increased realized and unrealized gains on derivatives and increases to future income tax recoveries.

Liquidity and Capital Resources

($ millions)	2006	2005	Change (%)
Long-term debt	$619.4	$354.2	75
Working capital deficit (surplus) (1)	201.4	(30.5)
Net debt	820.8	323.7	154
Market value of Trust Units and Exchangeable Shares outstanding (2) (3)	1,805.9	2,884.7	(37)
Total capitalization	$2,626.7	$3,208.4	(18)
Net debt as a percentage of total capitalization	31%	10%

(1)  Working capital/(surplus) excludes financial derivative assets and liabilities and current future income tax assets and liabilities.

(2)  Based on December 31, 2006 Trust Unit closing price of $21.50 and Exchangeable Share ratio of 0.63765:1.

(3)  Excludes the Debentures.

Long-term debt is comprised of the Credit Facility, the U.S. Secured Notes, the U.K. Secured Notes and the Debentures of $477.4 million, $145.7 million, $143.8 million and $38.9 million, respectively. $36.4 million relating to the U.S. Secured Notes and $150 million relating to a bridge facility that formed part of the Credit Facility are included in working capital as a current portion of long-term debt.  In addition to amounts outstanding under the Credit Facility, PrimeWest has outstanding letters of credit in the amount of $6.8 million (2005 - $6.6 million).

The indebtedness under the Credit Facility, the U.S. Secured Notes and the U.K. Secured Notes is supported by a borrowing base of $750 million and is comprised of revolving facilities under the Canadian portion of the Credit Facility having a capacity of $220.5 million, the U.S. portion of the Credit Facility having a capacity of Cdn $255.0 million, the U.S. Secured Notes valued at $143.8 million based on a U.S. dollar exchange rate of U.S. $0.87 and the U.K. Secured Notes valued at Cdn $130.7 million.  PrimeWest also had a $150 million bridge facility under the Canadian portion of the Credit Facility, which expired upon repayment in January 2007.

As a result of the U.S. asset acquisition during the third quarter of 2006, PrimeWest drew advances under the U.S. portion of the Credit Facility in U.S. dollars in the form of LIBOR loans that bear interest at LIBOR plus a margin based on PrimeWest’s debt to EBITDA ratio.  PrimeWest will continue to fund its ongoing operations in Canada with advances from the Canadian portion of the Credit Facility utilizing Banker Acceptances (BA) that bear interest at the BA rate plus a stamping fee determined in the same manner as the LIBOR margin.

On June 15, 2006, PrimeWest replaced a portion of the Credit Facility with U.K. Secured Notes in the amount of £63 million, which bears interest at 5.76% per annum.  PrimeWest entered into a currency swap transaction to fix the aggregate principal value and annual interest payments at $130.7 million and $3.9 million, respectively.  As a result of the swap, the U.K. Secured Notes bear interest at an effective rate of 5.93% per annum with interest payable semi-annually on June 14 and December 14 of each year.  The U.K. Secured Notes have a final maturity of June 14, 2016.  PrimeWest has not used hedge accounting and therefore the U.K. Secured Notes and related interest payable were translated into Canadian dollars at the foreign currency exchange rate in effect at the period end date.

PrimeWest has $24.0 and $14.9 million outstanding related to the Series I and Series II Debentures, respectively.  For additional disclosure on the Debentures see Note 8 to the Consolidated Financial Statements.

On January 11, 2007, PrimeWest issued $200 million of Series III five-year convertible unsecured subordinated debentures.  The Series III debentures bear interest at 6.5% per annum, payable semi-annually and are convertible at $26.25 per Trust Unit.

Unitholders’ Equity

The Trust had 83,256,610 Trust Units outstanding at December 31, 2006, compared to 79,666,352 Trust Units at the end of 2005. In addition, there were 1,161,864 Exchangeable Shares (see below) outstanding at year end, exchangeable into a total of 740,863 Trust Units. The weighted average number of Trust Units, including those issueable by the exchange of Exchangeable Shares, was 82,270,315 Trust Units for the twelve month period ended December 31, 2006, compared to 75,808,919 in 2005.

During 2006 PrimeWest issued 599,950 Trust units for proceeds of $20.3 million pursuant to an “at the market offering” through the facilities of the NYSE under a shelf prospectus issued on May 12, 2006 with a prospectus supplement filed July 28, 2006.

During the year, 366,033 Trust Units were issued to employees pursuant to the LTIP (2005 – 487,421).

During 2006 PrimeWest issued 476,523 Trust Units under the DRIP for $14.4 million (2005 – 262,347 Trust Units, $7.9 million), 943,150 Trust Units for $28.3 million pursuant to the PREP (2005 – 932,142 Trust Units, $27.4 million) and 440,457 Trust Units for $13.4 million pursuant to the OTUPP (2005 – 704,806 Trust Units, $20.4 million).

On January 11, 2007, PrimeWest issued 6,420,000 Trust Units at $23.35 per Trust Unit for gross proceeds of $149.9 million.

The DRIP gives Canadian and U.S. Unitholders the opportunity to reinvest their monthly distributions at a 5% discount to the volume-weighted average market price of the Trust Units. As an alternative to the DRIP component of the Plan, the PREP allows eligible Canadian Unitholders to elect to receive a premium cash distribution of up to 102% of the cash that the Unitholder would otherwise have received on the distribution date, subject to proration in certain events. The OTUPP gives Canadian Unitholders an opportunity to purchase additional Trust Units directly from PrimeWest at the same 5% discount. The DRIP and PREP components are mutually exclusive. Participation in the OTUPP requires enrolment in either the DRIP or PREP.

These plan components benefit Unitholders by offering alternatives to maximize their investment in PrimeWest, while providing the Trust with an inexpensive method of raising additional capital. The Trust expects interest in these plans in 2007 to be similar to 2006. Proceeds from these plans are used for the repayment of debt under the Credit Facility and to help fund ongoing capital development programs.

For additional information or to join these plans, contact the Plan Agent for the DRIP, OTUPP and PREP, Computershare Trust Company of Canada, at 1-800-564-6253, or visit PrimeWest’s website at www.primewestenergy.com.

Exchangeable Shares

Exchangeable Shares were issued in connection with certain acquisitions and as part of PrimeWest’s management internalization transaction.  Exchangeable shares continue to be issued to certain Executive Officers pursuant to the SERP instituted as part of the management internalization transaction.

In 2006, 94,340 (2005 – 94,340) Exchangeable Shares were issued pursuant to the SERP. See Note 17 to the Consolidated Financial Statements.

The Exchangeable Shares do not receive cash distributions. In lieu of receiving cash distributions, the number of Trust Units that the exchangeable shareholder will receive upon exchange increases each month based on the distribution amount divided by the market price of the Trust Units on the 15th day of that month.

At December 31, 2006, there were 1,161,864 Exchangeable Shares outstanding. The exchange ratio was 0.63765:1 Trust Units for each Exchangeable Share at year end.

For purposes of calculating basic per Trust Unit amounts, it is assumed that the Exchangeable Shares have been exchanged into Trust Units at the current exchange ratio.

Cash Distributions

Cash distributions to Unitholders are at the discretion of the Board of Directors and can fluctuate depending on the funds flow generated from operations and other factors.  The cash available for distribution is dependent upon many factors including; commodity prices, production levels, debt levels, capital spending requirements, and factors in the overall industry environment.

The Board of Directors targets a long-term distribution payout ratio that is a percentage of funds flow from operations.  However, the actual distribution payout ratio may vary from such targets due to fluctuations in commodity prices and their impact on cash flow forecasts, as well as other factors.  The current distribution payout ratio is targeted to be approximately 70–90% of annual funds flow from operations.  In 2006 cash distributions totalled $305.8 million, or $3.75 per Trust Unit representing a payout ratio of approximately 84% of funds flow from operations, compared to $276.6 million, or $3.66 per Trust Unit (68% payout ratio) in the previous year.  Further, the October 31 Proposals discussed on page 29 under Taxation of the Trust, have created additional uncertainty with respect to the payout ratio.  At this time, PrimeWest is unable to predict what payout ratio it will be able to maintain in the future.

Distribution payments to U.S. Unitholders are subject to a 15% Canadian withholding tax, which is deducted from the distribution amount prior to deposit into accounts.

Cash Flow Sensitivities

Increase to Annual Cash Flow $/Trust Unit (1)
Crude oil price (US$1.00/bbl WTI increase)	$0.05
Natural gas price ($0.10/mcf increase)	0.06
Exchange rate (US$0.01 decrease)	0.08
Short-term interest rate (1% decrease)	0.02
Production (1,000 BOE/day increase)	0.15

(1)

Without the effect of hedging and assuming no change in operating costs and royalty costs.

The figures in the above table are provided for directional information only. Should changes to the commodity price, interest rate, exchange rate or production levels noted above take place, it should not be assumed that a corresponding change would be made to the distribution level.

PrimeWest Energy Trust

Management's Discussion and Analysis

Contractual Obligations

PrimeWest enters into many contractual obligations as part of conducting day-to-day business. Material contractual obligations include debt obligations, interest payments on long-term debt, office lease rental commitments that run from 2006 through 2024 and various pipeline transportation commitments that run through 2010. The details of the timing of these contractual obligations are included in the following table.

As at December 31, 2006 ($ millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	766.9	186.4	400.3	36.4	143.8
Debentures	40.1	-	24.5	15.6	-
Interest (1)	101.0	16.4	27.8	19.5	37.3
Office lease rental obligations	84.5	3.9	4.9	9.6	66.1
Pipeline transportation obligations	6.2	5.0	1.0	0.2	-
Total contractual obligations	998.7	211.7	458.5	81.3	247.2

(1)  Includes interest on the U.S. Secured Notes, U.K. Secured Notes and the Debentures assuming foreign exchange rates in effect as at December 31, 2006.

As part of PrimeWest’s 2002 internalization transaction, which closed on November 6, 2002, PrimeWest agreed to issue 377,360 Exchangeable Shares to certain Executive Officers pursuant to the SERP. On November 6, 2004, 2005, and 2006, 94,340 Exchangeable Shares were issued to those officers. An additional 94,340 Exchangeable Shares will be issued on November 6, 2007. For the 12 months ended December 31, 2006, $1.4 million was recorded in G&A expense related to the SERP.

PrimeWest Energy Trust

Management's Discussion and Analysis

Summary of Fourth Quarter Results

	Three Months Ended
Financial ($ millions, except per BOE (1) and per Trust Unit amounts)	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
Gross revenue	173.6	176.0	256.4
per BOE	45.59	47.37	69.21
Realized derivative gains/losses	12.7	8.5	(20.5)
Per BOE	3.34	2.28	(5.53)
Funds flow from operations	84.6	91.4	128.6
per BOE	22.23	24.60	34.71
per Trust Unit – basic (2)	1.01	1.11	1.61
per Trust Unit – diluted (3)	1.00	1.09	1.56
Royalty expense	33.7	34.5	55.9
per BOE	8.86	9.29	15.08
Operating expense	39.6	35.4	33.6
per BOE	10.40	9.53	9.07
General and administrative expense (G&A)	8.6	6.5	8.1
per BOE	2.27	1.76	2.21
Interest expense (4)	13.0	11.9	5.5
per BOE	3.42	3.20	1.48
Distributions to Unitholders	62.3	74.0	76.2
per Trust Unit (5)	0.75	0.90	0.96
Net debt (6)	820.8	772.4	323.7
per Trust Unit (7)	9.74	9.16	3.97
Payout Ratio	74%	81%	59%
Capital Expenditures
Development	57.2	76.3	41.2
Acquisition	0.4	368.8	0.5
Disposition	(0.1)	(0.2)	(16.9)
Corporate	0.5	0.4	0.8
Total capital expenditures	58.1	445.3	25.6
	Three Months Ended
Daily Production Volumes	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
Natural gas (mmcf/day)	169.9	164.1	176.8
Crude oil (bbls/day)	8,950	9,106	6,752
Natural gas liquids (bbls/day)	4,127	3,931	4,046
Total (BOE/day)	41,386	40,381	40,269

(1)    All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to one barrel of crude oil.  BOE’s may be misleading, particularly if used in isolation.  The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)

The basic per Trust Unit calculation includes the weighted average Trust Units and Trust Units issueable upon exchange of the Exchangeable Shares.

(3)

The diluted per Trust Unit calculation includes the weighted average Trust Units outstanding, Trust Units issueable upon exchange of the outstanding Exchangeable Shares, the deemed conversion of the Debentures and Trust Units issueable pursuant to the LTIP.  Interest expense incurred on the Debentures is added back to net income and to funds flow for the diluted per Trust Unit calculation.

(4)

Interest expense includes the interest on the Debentures.

(5)

Based on Trust Units outstanding at the record dates for distributions during the period.

(6)

Net debt is long-term debt including Debentures adjusted for working capital, excluding current financial derivatives and future income tax assets and liabilities.

(7)     The net debt per Trust Unit calculation includes outstanding Trust Units, Trust Units issueable upon exchange of the outstanding Exchangeable Shares and Trust Units issueable pursuant to the LTIP at the end of the period.

Funds Flow Reconciliation

($ millions)
Third quarter 2006 funds flow from operations	$91.4
Volumes	3.4
Commodity prices	(6.0)
Change in realized derivative gain	4.2
Operating expense	(4.2)
Royalties	0.8
Site restoration and reclamation	(0.1)
G&A	(2.0)
Interest	(1.1)
Other	(1.8)
Fourth quarter 2006 funds flow from operations	$84.6

Average Realized Sales Prices

	Three Months Ended
	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
Natural gas ($/mcf) (1)	6.79	6.20	11.99
Crude oil ($/bbl)	55.13	69.18	59.78
Natural gas liquids ($/bbl)	52.52	62.50	59.07
Total ($/BOE) (1)	45.03	46.86	68.59
Realized derivative gains/(losses) ($/BOE)	2.99	2.10	(5.72)
Net realized price ($/BOE)	48.02	48.96	62.87

(1)  Excludes sulphur.

PrimeWest’s 2006 fourth quarter funds flow from operations decreased over the prior quarter mainly due to a decrease in the oil and natural gas liquids sales revenues of $15.3 million due to a reduction in realized oil and natural gas liquids prices and to increases in operating expense.  An increase to gas sales revenue of $12.6 million which arises from a $9.3 million price variance and a $3.3 million volume variance, combined with increases to realized derivative gains and decreases to royalties partially offset the decrease.

Fourth quarter 2006 funds flow was 34% lower than the same period in 2005 mainly due to a significant decrease in commodity prices and an increase to operating expenses.  An increase to production volumes and realized derivatives gains and decreases to royalty expenses had a positive impact on funds flow.  The increase in production volumes is due to additional volumes from acquisitions and capital development which are partially offset by natural decline.  The increase in operating expense from $33.6 million to $39.6 million was mainly due to inflationary cost pressures in the Western Canadian oil and natural gas sector and power costs.  The royalty rate as a percentage of revenue decreased from 22% in the fourth quarter of 2005 to 19% in the fourth quarter of 2006 mainly due to the 24% decrease in commodity prices.

Interest expense has increased from $11.9 million in the third quarter of 2006 to $13.0 million in the fourth quarter mainly due to interest charges relating to prior year tax returns.  The increase from the fourth quarter 2006 compared to the same period in 2005 is due to increases in the average debt balance and increases to interest rates.  The increase in the average debt balance was mainly due to the draw down on the Credit Facility to finance the U.S. asset acquisition in the third quarter of 2006.

Net debt increased from $772.4 million at September 30, 2006, to $820.8 million at December 31, 2006.  Approximately $28 million of the increase in net debt is due to the conversion of the U.S. dollar and pounds sterling denominated debt to Canadian dollars at the period end exchange rates.  The U.S. dollar to Canadian dollar exchange rate increased from 1.1177 at September 30, 2006, to 1.1654 at December 31, 2006.  The pounds sterling exchange rate increased from $2.0873 at September 30, 2006, to $2.2825 at December 31, 2006.  The increase in the net debt balance from December 31, 2005, to December 31, 2006, was mainly due to the draw down on the Credit Facility to finance the U.S. asset acquisition in the third quarter of 2006.

Capital expenditures including acquisitions were $58.1 million in the fourth quarter of 2006 compared to $445.3 million in the third quarter of 2006.  The third quarter included the acquisition of the U.S. assets of $336.7 million and the Caroline properties of $31.9 million.  During the fourth quarter of 2006, 18 gross well (12.9 net wells) were drilled with a success rate of 94%.

Quarterly Performance – Selected Measures

	2006				2005 (1)
($ millions, except Per Trust Unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenues (2)	158.4	160.7	134.8	170.1	237.1	101.7	155.3	111.1
Net income	9.6	64.0	65.7	68.8	101.5	27.3	54.7	24.0
Funds flow from operations	84.6	91.4	86.8	101.3	128.6	105.1	92.8	78.8
Net income per Trust Unit – Basic	0.11	0.78	0.81	0.85	1.27	0.35	0.74	0.34
Net income per Trust Unit – Diluted	0.11	0.76	0.79	0.83	1.23	0.35	0.72	0.34
Funds flow per Trust Unit – Basic	1.01	1.11	1.06	1.25	1.61	1.34	1.26	1.11
Funds flow per Trust Unit – Diluted	1.00	1.09	1.03	1.22	1.56	1.29	1.18	1.03

(1)

See note 3 to the Consolidated Financial Statements.

(2)

Net revenues equal revenues from the sale of crude oil, natural gas and natural gas liquids less Crown and other royalties plus realized and unrealized gain or loss on derivatives, gain on sale of marketable securities and other income.

The above table highlights PrimeWest’s performance by selected measures for the quarter ended December 31, 2006, and the preceding seven quarters.

Commodity prices, production volumes and royalties impact net revenues. Non-cash items, including the unrealized gain or loss on derivatives and the gain on sale of marketable securities, also impact net revenues.

Net income and net income per Trust Unit include both cash and non-cash items. The non-cash items such as DD&A, future income taxes, unrealized foreign exchange gains or losses, and unrealized gains or losses on derivatives will not affect PrimeWest’s ability to pay a monthly distribution.

 Annual Performance – Selected Measures

($ millions, except Per Trust Unit amounts)	2006	2005	2004
Gross revenue	$698.5	$801.2	$550.1
Net income	$208.3	$207.5	$105.4
Net income per Trust Unit – Basic	$2.53	$2.73	$1.77
Net income per Trust Unit – Diluted	$2.52	$2.66	$1.77
Funds flow from operations	$364.1	$405.4	$262.2
Funds flow per Trust Unit – Basic	$4.43	$5.35	$4.41
Funds flow per Trust Unit – Diluted	$4.37	$4.91	$4.15
Total assets	$2,588.5	$2,131.9	$2,240.9
Long-term financial liabilities (1)	$710.9	$394.8	$696.6

(1)   Includes long-term debt, derivative liabilities and the asset retirement obligation.

The above table highlights selected performance measures for the years ended December 31, 2006, 2005 and 2004.

The increase in gross revenues from $550.1 million in 2004 to $801.2 million in 2005 was largely due to increases in production volumes resulting from the Calpine asset acquisition in the third quarter of 2004 and increases to realized commodity prices over the period.  The decrease in gross revenue in 2006 to $698.5 million is primarily due to lower natural gas production volumes and lower realized natural gas prices.

Net income increased from 2004 to 2005 due to increases in gross revenues (described above) and realized hedging gains, offset by increases to royalties, operating expense, cash G&A expense and interest expense. Increases to non-cash expenses including DD&A and unrealized losses on derivatives, and reductions to future income tax recoveries have negatively impacted net income during the period. The increases to the operating and cash G&A expense were due mainly to additional production volumes and staffing requirements resulting from corporate and asset acquisitions.  Net income remained relatively flat from 2005 to 2006 as lower oil and gas revenues, and higher operating expenses were offset by lower royalties, increases to realized and unrealized gains on derivatives and increases to future income tax recoveries.

Funds flow from operations increased from $262.2 million in 2004 to $405.4 million in 2005 due to increases in gross revenues (as described above) and realized derivative gains.  Increases to royalties, operating expense and cash G&A expense, all of which are attributable to the Calpine acquisition, offset the increases to revenues.  Funds flow from operations decreased to $364.1 million in 2006 from 2005 due to lower oil and gas revenues resulting from decreases in realized commodity prices and production volumes and increases to operating costs which are mainly due to inflationary pressures on the price of industry related goods and services.  Higher G&A costs, increases to interest expense due to higher debt levels and increases to site restoration and reclamation expenditures also reduced funds flow from operations.

Total assets at December 31, 2005, exceeded the balance at December 31, 2004, mainly due to the Calpine asset acquisition.  The increase in total assets from 2005 to 2006 was mainly due to the acquisition of the U.S. assets in the third quarter of 2006 and to the 2006 capital development program, offset by DD&A.

Long-term financial liabilities decreased from December 31, 2004 to December 31, 2005, due to the conversion of $186.2 million of Debentures into Trust Units and to the repayment of $111.0 million of the Credit Facility. Long-term financial liabilities increased to $710.9 million at December 31, 2006, mainly due to the draw down on the Credit Facility to finance the acquisition of the U.S. assets and to the increase in the asset retirement obligation resulting from a review of actual costs incurred and to a new directive by the Alberta Energy and Utilities Board.

Critical Accounting Estimates

PrimeWest’s financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion reviews such accounting policies and is included in this annual report to aid the reader in assessing the critical accounting policies and practices of the Trust and the likelihood of materially different results being reported. PrimeWest’s management reviews its estimates regularly, but new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

DISCLOSURE OF OIL AND NATURAL GAS RESERVES

PrimeWest’s December 31, 2006, reserves are derived from the January 24, 2007, GLJ Reserve Report.

Proved oil and natural gas reserves are the estimated quantities of crude oil, natural gas liquids, including condensate, and natural gas that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made).

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (i.e. it is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves). In accordance with this definition, the level of certainty targeted by the reporting entity should result in at least a 90% probability that the quantities recovered will equal or exceed the estimated Proved reserves.

For Probable reserves, which are by definition less certain to be recovered than Proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves. With respect to the consideration of certainty, in order to report reserves as Proved plus Probable, the level of certainty targeted by the reporting entity should result in at least a 50% probability that the quantities recovered will equal or exceed the sum of the estimated Proved plus Probable reserves.

The oil and natural gas reserve estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in PrimeWest’s plans. The effect of changes in Proved oil and natural gas reserves on the financial results and position of PrimeWest are described under the heading Full Cost Accounting for Oil and Natural Gas Activities.

In addition to the categorization of its reserves into “Gross” and “Net”, as required by NI 51-101, PrimeWest also uses the term “Company Interest’ to describe its reserves. Company Interest reserves include working interest and royalties receivable by PrimeWest, with no deduction of royalties payable. PrimeWest reported its reserves on a Company Interest basis prior to the implementation of NI 51-101 and PrimeWest continues to provide this disclosure for comparability purposes.

PrimeWest’s disclosure of reserves data and other oil and natural gas information is made in conformity with NI 51-101. There are differences between the requirements under NI 51-101 and those imposed by the SEC, including with respect to the disclosure of Proved reserves, Probable reserves and estimated future net cash flows from Reserves.

FULL COST ACCOUNTING FOR OIL AND NATURAL GAS ACTIVITIES

PrimeWest follows Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 16 (AcG-16), “Oil and Gas Accounting – Full Costs.” The guideline requires cost centres be tested for recoverability using undiscounted future cash flows from Proved reserves using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre is written down to its fair value. Fair value is estimated using accepted present value techniques that incorporate risks and other uncertainties when determining expected cash flows.

DEPLETION EXPENSE

PrimeWest uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development activities, whether successful or not, are capitalized. The aggregate of net capitalized costs and estimated future development costs less estimated salvage values is amortized using the unit of production method based on estimated Proved oil and natural gas reserves. An increase in estimated Proved oil and natural gas reserves would result in a corresponding reduction in depletion expense. A decrease in estimated future development costs would result in a corresponding reduction in depletion expense.

FAIR VALUE OF DERIVATIVE INSTRUMENTS

As part of its financial management strategy, PrimeWest utilizes financial derivatives, including commodity prices hedges, to manage market risk.  The estimation of the fair value of certain financial derivatives requires considerable judgment. The estimation of the fair value of commodity price hedges requires sophisticated financial models that incorporate forward price and volatility and that, when compared with PrimeWest’s outstanding hedging contracts, produce cash inflow or outflow variances over the contract period. The estimate of fair value for interest rate and foreign currency hedges is determined primarily through quotes from financial institutions.

ASSET RETIREMENT OBLIGATION

The calculation of our asset retirement obligation, requires a significant number of estimates with respect to activities that will occur in many years to come.  In arriving at the recorded amount of the asset retirement obligation numerous assumptions are made with respect to ultimate settlement amounts, inflation factors, credit adjusted discount rates and timing of settlement.  The asset retirement obligation also results in an increase to the carrying cost of capital assets.  The obligation accretes to a higher amount with the passage of time as it is determined using discounted present values.  A change in any one of the assumptions could impact the estimated future obligation and in return, net income.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Trust is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether that loss can reasonably be estimated. When the loss is determined, it is charged to earnings. PrimeWest’s management must continually monitor known and potential contingent matters and make appropriate provisions through charges to earnings when warranted by circumstance.

INCOME TAX ACCOUNTING

The determination of the Trust’s income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

PrimeWest Energy Trust

Management's Discussion and Analysis

BUSINESS COMBINATIONS

Since inception, PrimeWest has grown considerably through combining with other businesses. PrimeWest uses the purchase method to account for its acquisitions. Under the purchase method, the acquiring company includes the fair value of the assets of the acquired entity on its balance sheet. The determination of fair value necessarily involves many assumptions. The valuation of oil and natural gas properties primarily involves placing a value on the oil and natural gas reserves. The valuation of oil and natural gas reserves entails the process described above under Proved, Probable and Proved Plus Probable Oil and Natural Gas Reserves, but also incorporates the use of economic forecasts that estimate future changes in prices and costs. This methodology is also used to value unproved oil and natural gas reserves. The valuation of these reserves, by their nature, is less certain than the valuation of Proved reserves.

GOODWILL

The process of accounting for the purchase of a company, described above, results in recognizing the fair value of the acquired company’s assets on the balance sheet of the acquiring company. Any excess of the purchase price over fair value is recorded as goodwill. Since goodwill results from the culmination of a process that is inherently imprecise, the determination of goodwill is also imprecise. In accordance with CICA section 3062, Goodwill and Other Intangible Assets, goodwill is not amortized but assessed periodically for impairment. The process of assessing goodwill for impairment necessarily requires PrimeWest to determine the fair value of its assets and liabilities. Such a process involves considerable judgment.

UNIT BASED COMPENSATION

PrimeWest calculates the fair value of Trust Unit Appreciation Rights issued under its Long-Term Incentive Plan using a binominal lattice option pricing model.  The process involves the use of significant estimates and assumptions which may change over time.  The values calculated under the option-pricing model may not reflect the actual value realized.

Recent Accounting Pronouncements Issued But Not Implemented

The following new or amended standards and guidelines were issued but not implemented by PrimeWest:

FINANCIAL INSTRUMENTS

In May 2005 the CICA issued the Handbook Sections:

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1530, Comprehensive Income;

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3855, Financial Instruments – Recognition and Measurement;

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3861, Financial Instruments – Disclosure and Presentation; and

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3865, Hedges.

Under the these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost.  Similarly, all financial liabilities should be measured at fair value when they are either derivatives or held for trading.  Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

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Financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and

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Certain financial instruments that qualify for hedging accounting.

Section 3855 and 3865 make use of the term “other comprehensive income.”  Other comprehensive income comprises revenues, expenses, gains, and losses that are excluded from net income.  Unrealized gains and losses in respect of qualifying hedging instruments, unrealized foreign exchange gains and losses, and unrealized gains and losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized.  Comprehensive income and its components will be a required disclosure under the new standard.  Section 3861 addresses the presentation of financial statements and non-financial derivatives, and identifies the information that should be disclosed about them.  These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The deferred charges which are currently shown as an asset on our balance sheet will be reclassified to deficit with the implementation of the new handbook section.  We do not anticipate that there will be any other significant impacts on the consolidated financial statements.

BUSINESS RISKS

PrimeWest’s operations are affected by a number of underlying risks, both internal and external to the Trust. These risks are similar to those affecting others in both the conventional oil and natural gas royalty trust sector and the conventional oil and natural gas exploration and production sector. The Trust’s financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors. These factors are discussed below.

COMMODITY PRICE, FOREIGN EXCHANGE AND INTEREST RATE RISK

The two most important factors affecting the level of cash distributions available to Unitholders are the level of production achieved by PrimeWest, and the price received for its products. These prices are influenced in varying degrees by factors outside of the Trust’s control. These factors include:

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World market forces, specifically the actions of OPEC and other large crude oil producing countries including Russia, and their implications for the supply of crude oil;

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World and North American economic conditions, which influence the demand for crude oil and natural gas and the level of interest rates set by the governments of Canada and the U.S.;

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Weather conditions that influence the demand for natural gas and heating oil;

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The Canadian/U.S. currency exchange rate, which affects the price received for crude oil, as the price of crude oil is referenced in U.S. dollars;

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Transportation availability and costs; and

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Price differentials between world and North American markets based on transportation costs to major markets and quality of production.

To mitigate these risks, PrimeWest has an active hedging program in place based on an established set of criteria that has been approved by the Board of Directors. The results of the hedging program are reviewed against these criteria, with the results actively monitored by the Board.

Beyond the hedging strategy, PrimeWest also mitigates risk by having a diversified marketing portfolio, by transacting with a number of counterparties and by limiting the exposure to any individual counterparty. In 2006 approximately 17% of the Trust’s natural gas production was sold to aggregators and 83% into the Alberta short-term or export long-term markets.

The contracts that PrimeWest has with aggregators vary in length. They represent a blend of domestic and U.S. markets and fixed and floating prices designed to provide price diversification to our revenue stream.

The primary objectives of our hedging program are to stabilize cash flow, reducing its volatility, to lock in the economics of major acquisitions and to protect our capital structure when commodity prices cycle downwards, while retaining some exposure to pricing upside. In 2006 PrimeWest recorded a gain of $23.6 million from commodity hedges ($0.28 per Trust Unit), while in 2005 PrimeWest recorded a loss of $44.3 million ($0.54 per Trust Unit).

OPERATIONAL AND OTHER BUSINESS RISKS

PrimeWest is also exposed to a number of risks related to its activities within the oil and natural gas industry that also have an impact on the amount of cash available to Unitholders. These risks and the manner in which PrimeWest seeks to mitigate these risks include, but are not limited to:

Risk	We Mitigate By
Production Risk associated with the production of oil and natural gas – includes well operations, processing and the physical delivery of commodities to market.	Performing regular and proactive protective well, facility and pipeline maintenance supported by telemetry, physical inspection and diagnostic tools.
Commodity Price Fluctuations in natural gas, crude oil and natural gas liquids prices.	Hedging. See Note 16 to the Consolidated Financial Statements.
Transportation Market risk related to the availability of transportation to market and potential disruption in delivery systems.	Diversifying the transportation systems on which we rely to get our product to market.

Natural Production Decline

Development risk associated with capital enhancement activities undertaken – the risk that capital spending on activities such as drilling, well completions, well workovers and other capital activities will not result in reserve additions or in added production in quantities sufficient to replace annual production declines.

Diversifying our capital spending program over a large number of projects so that excessive capital is not risked on any one activity. We also have a highly skilled technical team of geologists, geophysicists and engineers working to apply the latest technology in planning and executing capital programs. Capital is spent only after strict economic criteria for estimated production and reserve additions are met.

Acquisitions Acquisition risk associated with acquiring producing properties at sufficiently low cost to renew our inventory of assets.

Our technical acquisition specialists evaluate potential corporate or property acquisitions and identify areas for value enhancement through operational efficiencies or capital investment. All prospects are subjected to rigorous economic review against established acquisition and economic hurdle rates. In some cases, we may also hedge commodity prices to protect the acquisition economics in the near term.

Reserves Reserve risk in respect of the quantity and quality of recoverable reserves estimated versus ultimately recovered.

Contracting our reserves evaluation to a reputable third-party consultant, GLJ. The Operations and Reserves Committee of the Board of Directors of PrimeWest review the work and independence of GLJ. Our strategy is to invest in mature, longer-life properties having a higher proved producing component in which the reserve risk is generally lower and cash flows are more stable and predictable.

Environmental Health and Safety (EH&S) Environmental, health and safety risks associated with oil and natural gas properties and facilities.

Establishing and adhering to strict guidelines for EH&S including training, proper reporting of incidents, supervision and awareness. PrimeWest has active community involvement in field locations including regular meetings with stakeholders in our operational areas. PrimeWest carries adequate insurance to cover property losses, liability and business interruption. These risks are reviewed regularly by the Corporate Governance and EH&S Committee of the Board of Directors, which acts as PrimeWest’s Environmental, Health and Safety Committee.

Regulation, Tax and Royalties Changes in government regulations, including reporting requirements, income tax laws, operating practices, environmental protection requirements and royalty rates.	Keeping informed of proposed changes in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations.

PrimeWest Energy Trust

Management's Discussion and Analysis

Income Taxes – Unitholders – 2006

For the 2006 taxation year, Canadian Unitholders of PrimeWest were paid $3.75 per Trust Unit in distributions. Of this distribution amount, 25% or $0.94 per Trust Unit is deemed a tax-deferred return of capital, and 75% or $2.81 per Trust Unit is taxable to Unitholders as other income (taxed at the same rate as interest income).

For Unitholders resident in the U.S., the taxability of distributions is calculated using U.S. tax rules, which allow for the deduction of Crown royalties and accounting-based depletion. Distributions are taxable as dividends with 82.48% of the 2006 distributions taxable as a “qualified dividend” and the remaining 17.52% treated as a tax-deferred return of capital. A 15% withholding tax applies to distributions paid to U.S. Unitholders. Further details regarding the withholding tax is available on PrimeWest’s website at www.primewestenergy.com.

For Canadian and U.S. Unitholders, the tax-deferred return of capital portion reduces the Unitholder’s adjusted cost base for purposes of calculating a capital gain or loss upon ultimate disposition of their Trust Units. Unitholders contemplating a disposition may wish to consult the “Unitholder Info” section on PrimeWest’s website and use the adjusted cost base calculator.

PrimeWest recommends that all Unitholders contact their tax advisors to discuss tax-related issues.

The proposed changes to the tax treatment of mutual fund trusts which are to be effective beginning 2011 may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

Endnotes

Columns may not add due to rounding.